UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

KRONOS BIO, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

50107A104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50107A104	13G	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Arie Belldegrun, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America and Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,444,889 Shares (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,444,889 Shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,444,889 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (a) 679,575 shares of common stock beneficially owned by Bellco Legacy II Trust, of which Dr. Belldegrun serves as trustee and his wife, Rebecka Belldegrun, is the beneficiary and (b) 2,765,314 shares of common stock beneficially owned by Vida Ventures LLC (Vida), of which VV Manager LLC is the manager, of which Dr. Belldegrun is a Senior Managing Director.  Dr. Belldegrun disclaims beneficial ownership of the shares held by Vida, except to the extent of any pecuniary interest therein.

(2)	This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

CUSIP No. 50107A104	13G	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Bellco Legacy II Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
679,575 Shares

	6	SHARED VOTING POWER
0 Shares

	7	SOLE DISPOSITIVE POWER
679,575 Shares

	8	SHARED DISPOSITIVE POWER
0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
679,575 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

CUSIP No. 50107A104	13G	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Vida Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 Shares

	6	SHARED VOTING POWER
2,765,314 Shares

	7	SOLE DISPOSITIVE POWER
0 Shares

	8	SHARED DISPOSITIVE POWER
2,765,314 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,765,314 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

CUSIP No. 50107A104	13G	Page 5 of 7 Pages
Item 1(a).	Name of Issuer:
Kronos Bio, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1300 So. El Camino Real, Suite 300
San Mateo, California 94402

Item 2(a).	Names of Persons Filing:

Arie Belldegrun, M.D.
Bellco Legacy II Trust
Vida Ventures LLC

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The address of Arie Belldegrun, M.D. is:
811 Strada Vecchia Road, Los Angeles, CA  90077

The address of Bellco Legacy II Trust is:
2049 Century Park East, Suite 1940, Los Angeles, CA  90067

The address of Vida Ventures LLC is:
40 Broad Street, #201, Boston, MA  02109

Item 2(c).	Citizenship:

Arie Belldegrun:  USA and Israel
Bellco Legacy II Trust:  Delaware
Vida Ventures LLC:  Nevada

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP No.:
50107A104

Item 3.	Not Applicable.

CUSIP No. 50107A104	13G	Page 6 of 7 Pages
Item 4.	Ownership

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover page to this Schedule 13G.  Ownership is stated as of December 31, 2021.  This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
Arie Belldegrun	0	0	3,444,889	0	3,444,889	3,444,889	6.1%

Bellco Legacy II Trust	679,575	679,575	0	679,575	0	679,575	1.2%

Vida Ventures LLC	2,765,314	0	2,765,314	0	2,765,314	2,765,314	4.9%

(1) This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

CUSIP No. 50107A104	13G	Page 7 of 7 Pages
Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2022

/s/ Arie Belldegrun
Arie Belldegrun, M.D.

Bellco Legacy II Trust

By:	/s/ Arie Belldegrun
Name:	Arie Belldegrun, Trustee

Vida Ventures LLC
By:	VV Manager LLC, its Manager

By:	/s/ Arie Belldegrun
Name:	Arie Belldegrun, Senior Managing Director